TREVI SYSTEMS, INC., AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2023

TABLE OF CONTENTS



Cambaliza McGee LLP
CERTIFIED PUBLIC ACCOUNTANTS | BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Trevi Systems, Inc., and Subsidiary
San Francisco, California

Opinion

We have audited the accompanying consolidated financial statements of Trevi Systems, Inc. which comprise the consolidated balance sheet as of December 31, 2023 and the related consolidated statement of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trevi Systems, Inc., as of December 31, 2023 and the results of earnings and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Trevi Systems, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note L to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note L. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Trevi Systems, Inc.'s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

<u>Auditor's Responsibilities for the Audit of the Consolidated Financial Statements</u>

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Trevi Systems, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Trevi Systems, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Cambaliza McGee LLP

Cambaliza McGee LLP
Newport Beach, California
May 3, 2024

TREVI SYSTEMS, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2023

ASSETS

Current assets:		
Cash	$	116,980
Accounts receivable		439,338
Prepaid expenses		127,222
Total current assets		683,540
Non-current assets:		
Property and equipment, net		311,631
Intangible assets, net		512,167
Right-of-use asset operating leases		943,684
Other assets		23,252
Total non-current assets		1,790,734
Total assets	$	2,474,274

See accompanying notes and independent auditor's report.

TREVI SYSTEMS, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2023

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:	
Accounts payable	$ 316,111
Accrued expenses	572,901
Operating lease liabilities, current portion	346,672
Bridge loans	3,122,500
Related party short-term notes payable	6,943,101
Total current liabilities	11,301,285
Non-current liabilities:	
Operating lease liabilities, long-term portion	633,856
Related party long-term notes payable	716,856
Total long-term liabilities	1,350,712
Total liabilities	12,651,997
Stockholders' deficit:	
Convertible preferred stock, 102,000,000 shares authorized:	
Series A convertible preferred stock, $0.0001 par value, 3,000,000 shares authorized, 2,250,000 shares issued and outstanding, $0.27 per share	1,085,831
Series B convertible preferred stock, $0.0001 par value, 6,000,000 shares authorized, 5,979,020 shares issued and outstanding, $0.66 per share	4,468,101
Series C convertible preferred stock, $0.0001 par value, 3,000,000 shares authorized, 2,674,950 shares issued and outstanding, $1.00 per share	5,104,090
Series D convertible preferred stock, $0.0001 par value, 55,000,000 shares authorized, 54,247,692 shares issued and outstanding, $0.20 per share	10,777,227
Series E convertible preferred stock, $0.0001 par value, 35,000,000 shares authorized, 34,108,652 shares issued and outstanding, $0.30 per share	9,579,307
Common stock, $0.0001 par value, 158,000,000 shares authorized, 27,236,821 shares issued and outstanding at December 31, 2023	3,006
Additional paid-in capital	236,043
Accumulated deficit	(41,431,328)
Total stockholders' deficit	(10,177,723)
Total liabilities and stockholders' deficit	$ 2,474,274

See accompanying notes and independent auditor's report.

TREVI SYSTEMS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues:		
Grant revenue	$	357,212
Project revenue		520,000
Total revenues		877,212
Cost of revenues		1,120,989
Gross loss		(243,777)
Operating expenses:		
Salaries and wages		2,121,033
Engineering expense		109,857
Travel and entertainment		189,914
Rent and facilities		260,741
Outside services		358,513
Depreciation		110,800
Office and supplies		179,681
Consulting		110,480
Tax and license		36,658
Insurance		65,965
Patent		137,762
Computer		52,781
Professional fees		12,232
Chemicals and acids		23,482
Amortization		29,778
Repairs and maintenance		13,692
Bad debt		15,514
Legal fees		6,677
Other		11,721
Start up cost		73,054
Advertising		156
Total operating expenses		3,920,491
Loss from operations		(4,164,268)
Other income (expense):		
Interest expense		(521,714)
Other income		38,704
Total other expense		(483,010)
Loss before income taxes		(4,647,278)
Franchise taxes		800
Net loss	$	(4,648,078)

See accompanying notes and independent auditor's report.

TREVI SYSTEMS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2023

| | Convertible Preferred Stock | | | | | | | | | | | | | | | | |
| | Series A | | Series B | | Series C | | Series D | | Series E | | Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Deficit |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2022	2,250,000	$ 1,085,831	5,979,020	$ 4,468,101	2,674,950	$ 5,104,090	54,247,692	$ 10,777,227	34,108,652	$ 9,579,307	27,236,821	$ 3,006	$ 227,893	$ (36,783,250)	$ (5,537,795)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,648,078)	(4,648,078)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	8,150	-	8,150
Balance, December 31, 2023	2,250,000	$ 1,085,831	5,979,020	$ 4,468,101	2,674,950	$ 5,104,090	54,247,692	$ 10,777,227	34,108,652	$ 9,579,307	27,236,821	$ 3,006	$ 236,043	$ (41,431,328)	$ (10,177,723)

See accompanying notes and independent auditor's report.

TREVI SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023

Cash flows from operating activities:	
Net loss	$ (4,648,078)
Adjustments to reconcile net loss to net cash provided by operations:	
Depreciation	110,800
Amortization	29,778
Loss on disposal of patents	59,805
Stock based compensation	8,150
Changes in operating assets and liabilities:	
Accounts receivable	(47,748)
Prepaid expenses and other assets	(70,643)
Right-of-use asset operating leases	(379,150)
Accounts payable	210,797
Accrued expenses	157,870
Operating lease liability	398,933
Net cash used in operating activities	(4,169,486)
Cash flows from investing activities:	
Payments for the purchase of property and equipment	(101,726)
Payments for patent costs	(84,286)
Net cash used in investing activities	(186,012)
Cash flows from financing activities:	
Principal payments on notes payable	(157,422)
Change in cumulative interest	276,343
Bridge loans	3,035,000
Net cash provided by financing activities	3,153,921
Net decrease in cash	(1,201,577)
Cash, beginning of year	1,318,557
Cash, end of year	$ 116,980
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ 75,352
Cash paid during the year for taxes	$ 800

See accompanying notes and independent auditor's report.

NOTE A – ORGANIZATION

Trevi Systems, Inc. ("Trevi") was founded in 2010 and is a progressive energy-efficient Forward Osmosis ("FO") desalination company. Trevi Systems Limited ("Cyprus") was incorporated in Cyprus on August 20, 2020 as a private limited liability company under the provisions of Cyprus Companies Law, Cap. 113. Trevi participates in a two-year project "Demonstration of Solar Thermal Desalination using Forward Osmosis at the Proteas Demonstration Facility on Cyprus" under the European Union's Horizon 2020 research and innovation programme. Trevi and Cyrus are collectively known as the "Company". The Company has developed FO process to produce clean water from saltwater, brackish water, or industrial wastewater. The Company claims FO technology to be cost and energy efficient as compared to Reverse Osmosis ("RO") technology.

The Company received grants for the development of low energy desalination processes. The Company intends to use these opportunities to demonstrate scalability and ensure water quality of its FO process.

The Company is looking to partner with existing desalination companies to promote the widespread adoption of the technology through licensing and joint venture partnerships. The Company believes this as the best use of the technology to have a global impact in reducing hunger and water shortages in the world. The Company has projects in Oman and Kailua-Kona Hawaii and has grant collaborations with California Energy Commission ("CEC") for heat exchanges, United States Department of Energy ("US DOE") for improvements to the same technology and the National Alliance of Water Innovations ("NAWI") for water remediation projects.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include Trevi and Cyprus, its wholly owned subsidiary, The Company has eliminated significant intercompany transactions and accounts.

Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Under the accrual-basis of accounting, revenue is recorded when earned and expenses are recorded when incurred, regardless of when the related cash flow takes place.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all cash balances and highly liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company records revenue based on the five-step model required by Accounting Standards Updated ("ASU") 2014-09 *Revenue from Contracts with Customers (Topic 606)* which includes: (1) identifying the contract with the customers; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to the performance obligations; and (5) recognizing revenue when the performance obligations are satisfied. Substantially all of the Company's revenue is generated from grants and a range of operations based on fixed price contracts. Revenues are recognized when control of products or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products and services. Sales and other taxes the Company collect concurrent with revenue-producing activities are excluded from revenue.

Revenue is measured as the net amount of consideration expected to be received in exchange for fulfilling a performance obligation. In assessing whether collection of consideration from a customer is probably, the Company considers the customer's ability and intent to pay that amount of consideration when it is due. Payment of invoices is due as specified in the underlying customer agreement.

For contract of services, revenue is recognized over time as the services are provided. The performance and obligation related to these contracts are met as work is performed.

Grant Income

The Company recognizes grant payments as grant income when there is reasonable assurance that it has complied with the conditions associated with the grant. Grant income recognized by the Company is presented in grant revenue in the accompanying consolidated statement of operations.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the related assets as follows:

Computer equipment	3 years
Furniture and fixtures	3 - 5 years
Manufacturing equipment	3 - 5 years
Test equipment	2 - 5 years
Software	1 - 3 years

Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax benefit or expense represents income taxes on income and expense included in the financial statements, which will not be reported as taxable income or expense until future periods. Deferred tax asset and liability amounts are recognized for the future tax benefits and liabilities attributable to temporary differences between the financial statement and tax basis of assets and liabilities. A deferred tax asset may also be recognized for operating losses that are available to offset future taxable income in the years in which the differences are expected to be recovered or settled. Generally, deferred income taxes are classified as current or long term, in accordance with the classification of the related asset or liability. Those not related to an asset, or a liability is classified as current or long-term depending on the periods in which the temporary differences are expected to reverse. A valuation allowance is provided against deferred income tax assets in circumstances where management believes that some of the estimated tax benefits may not be realized.

The Company adheres to the accounting standards regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement and disclosure of uncertain tax positions. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be substantiated under examination. The Company files income tax returns in the United States and various states and local jurisdictions

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Recoverability of Intangible Assets Subject to Amortization and Other Long-Lived Assets</u>

Intangible assets subject to amortization and other long-lived assets are carried at cost and are amortized or depreciated on a straight-line basis over their estimated useful lives. In accordance with *ASC 360, Property, Plant, and Equipment*, the Company reviews the carrying value of long-lived assets or groups of assets to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. Factors that may necessitate an impairment assessment include, among others, significant adverse changes in the extent or manner in which an asset or group of assets is used, significant adverse changes in legal factors or the business climate that could affect the value of an asset or group of assets or significant declines in the observable market value of an asset or group of assets. The presence or occurrence of those events indicates that an asset or group of assets may be impaired. In those cases, the Company assesses the recoverability of an asset or group of assets by determining whether the carrying value of the asset or group of assets exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the asset or the primary asset in the group of assets. If such testing indicates the carrying value of the asset or group of assets is not recoverable, the Company estimates the fair value of the asset or group of assets using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows.

If the fair value of those assets or groups of assets is less than carrying value, the Company records an impairment loss equal to the excess of the carrying value over the estimated fair value.

<u>Stock-Based Compensation</u>

The Company accounts for stock-based compensation in accordance with *ASC 718, Compensation—Stock Compensation*. This statement requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The Company recognizes compensation expense over the requisite service period of the awards on a straight-line basis. The fair value of stock options is estimated on the date of grant using the Black-Scholes-Merton option-pricing model, while restricted stock awards are measured at the fair value of the stock on the date of grant.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements

On January 1, 2023, the Company adopted ASU 2016-13 *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASC 326"). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023 using the modified retrospective approach for all financial assets measured at amortized cost. There was no adjustment required as a result of the adoption of CECL.

Fair Value Instruments

The carrying value of the Company's financial instruments are considered to approximate fair value as of December 31, 2023, The estimated fair value of the Company's financial instruments has been determined by the Company, using available market information and valuation methodologies. However, considerable judgment is required to develop the estimates of fair value; thus, the estimates provided herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are stated at the amount management expects to collect on balances outstanding at the end of the year; historical cost, less any amounts considered uncollectible. The Company generally does not require collateral or other security from its customers.

The collectability of the Company's accounts receivable is evaluated through review of outstanding invoices and ongoing communications with its customers about their financial condition. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations subsequent to the original sale, the Company will record an allowance against amounts due, and thereby reduce the net recognized accounts receivable to the amount the Company reasonably believes will be collected. When the Company determines that collection is not likely, it will write off accounts receivable against the allowance for credit losses.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Allowance for Credit Losses (Continued)

In some cases, the Company writes off uncollectible accounts receivable directly to bad debt expense. Amounts for the provision for doubtful accounts and direct write offs are included in operating expenses in the accompanying consolidated statements of operations.

NOTE C – CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of bank deposits. At times during the year, the bank balances were exposed to custodial credit risk except for $250,000 of the Federal Deposit Insurance Corporation coverage. The Company has not experienced any losses in such accounts.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2023:

Computer equipment	$	19,972
Furniture and fixtures		151,293
Leasehold improvements		232,058
Manufacturing equipment		116,076
Test equipment		2,133,038
Software		16,843
Total property and equipment		2,669,280
Less accumulated depreciation and amortization		(2,357,649)
Property and equipment, net	$	311,631

Depreciation expenses was $110,800 for the year ended December 31, 2023.

NOTE E – INTANGIBLE ASSETS

Intangible assets consist of patents. Patents are tested for impairment when facts and circumstances indicate that the carrying amount may not be recoverable, and an impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows attributable to the asset. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Management determined that there was no impairment of patents as of December 31, 2023.

NOTE E – INTANGIBLE ASSETS (CONTINUED)

Intangible assets consist of the following as of December 31, 2023:

Patents	$	665,275
Less: accumulated amortization		(153,108)
Intangible assets, net	$	512,167

For the year ended December 31, 2023, amortization expense for intangible assets totaled $29,778.

NOTE F – LEASES

The Company leases an office building to be used in its daily operations under noncancellable operating leases. The Company's operating lease terms expire at various dates through 2025.

For the year ended December 31, 2023, operating lease costs totaled $252,843.

As of December 31, 2023, information related to operating leases was as follows:

Operating lease right-of-use assets	$	943,684
Current portion of operating lease liabilities	$	346,672
Operating lease liabilities, net of current portion	$	633,856
Total operating lease liabilities	$	980,528

Weighted-average remaining lease term (in years)	3.13
Weighted-average discount rate	3.93

NOTE F – LEASES (CONTINUED)

The aggregate future lease payments for operating leases as of December 31, 2023 are as follows:

2024	$ 381,111
2025	261,040
2026	141,089
2027	145,322
2028	136,929
Total lease payments	1,065,491
Less imputed interest	(84,963)
Total operating lease liabilities	$ 980,528

NOTE G – STOCK-BASED COMPENSATION

The Company provides stock-based compensation to employees, non-employee directors, consultants and advisors under the Company's Incentive Stock Option Plan and Nonstatutory Stock Option Plan (the "Plans"). The Plans allows the flexibility to grant stock options to eligible persons.

The following table summarizes the activity under the Plans as of December 31, 2023:

Number of shares of the Company's Common Stock authorized for issuance	Number of shares of the Company's Common Stock subject to stock options
158,000,000	14,442,814

The amount of stock-based compensation included in salaries and wages on the consolidated statement of operations totaled $8,150 for the year ended December 31, 2023.

The fair value of each stock option awarded to employees is estimated on the date of grant using the Black-Scholes option-pricing formula based on the following assumptions for the years ended December 31, 2023:

Expected dividend yield	0%
Expected stock price volatility	31.36%
Risk-free interest rate	4.70%
Expected life of options	1

NOTE G – STOCK-BASED COMPENSATION (CONTINUED)

Stock options granted under the Plans vest ratably in equal annual installments over 4 years and expire after 10 years.

The following table summarizes the stock option activity for the year ended December 31, 2023:

	Number of Shares Under Option	Weighted average Exercise Price	Weighted average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2023	9,155,529	0.06		
Granted	190,000	0.03		
Exercised	-	-		
Forfeited/Canceled	(2,245,000)	0.05		
Expired	-	-		
Outstanding at December 31, 2023	7,100,529	0.07	3.60	-
Vested or expected to vest at December 31, 2023	6,982,614	0.07	3.60	-
Exercisable at end of period, December 31, 2023	6,982,614	0.07	3.60	-

NOTE H – DEFINED CONTRIBUTION PLAN

The Company has a 401(k) savings plan in the U.S. that is intended to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) savings plan, participating employees may elect to contribute their eligible compensation, subject to certain limitations. The Company did not make any contributions to the 401(k) savings plan during the year ended December 31, 2023.

NOTE I – RELATED PARTY NOTES PAYABLE

Notes payable consists of four related party payables via an investment company, two family trust and an individual. The total principal balance due as of December 31, 2023 is $7,659,957. The notes accrue interest at rates between 5% and 6%. Accrued interest as of December 31, 2023 totaled $1,483,379. As of December 31, 2023, the notes have all matured. In January of 2023, the Company restructured approximately $1,000,000 of this debt. The Company is working to restructure the loan terms to extend the maturity dates on the remaining debt.

Total notes payable	$	7,659,957
Less: current maturity		(6,943,101)
Total long-term portion of notes payable	$	716,856

Annual maturities as of December 31 are as follows:

2024	$	6,943,101
2025		211,878
2026		224,946
2027		238,820
2028		41,212
	$	7,659,957

NOTE J – BRDIGE LOANS

Throughout 2023, The Company entered into several bridge loans using Convertible Promissory Notes totaling $3,122,500 to several parties (collectively, the "2023 Convertible Notes"). The 2023 Convertible Notes bear interest at 18% per annum, are unsecured, with a scheduled maturity date of December 31, 2024. The 2023 Convertible Notes contain an automatic conversion feature where the outstanding principal and interest will automatically be converted into Preferred Stock ("Next-Round Conversion Stock") issued in the next sale (or series of related sales) by the Company of its Preferred Stock ("Next-Round Stock") following the agreement date in a bona fide financing transaction ("Next-Round Financing") that occurs before the maturity date. In the event the Company undergoes a Liquidation Event (as defined in the Company's Certificate of Incorporation) (the "Event") prior to the conversion of the Notes or maturity date, the notes will be converted, immediately prior to the closing of such Liquidation Event, into the right to receive at closing of such Liquidation Event, into the right to receive at the closing of the Liquidation Event cash equal to the outstanding principal balance of the notes and all accrued and unpaid interest.

The conversion price was set at 80% of the price per share of Next-Round Stock paid by cash investors in the Next-Round Financing.

NOTE K – INCOME TAXES

The components of provision for income taxes for the year ended December 31, 2023 are as follows:

Current:		
Federal	$	-
State		800
Foreign		-
Total provision	$	800

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets are approximately as follows as of December 31, 2023:

Deferred tax assets (liabilities):		
Net operating loss carryforward	$	8,987,198
Research credits		1,405,766
Fixed assets		(7,628)
Intangibles		1,648,852
Other, net		491,985
Total deferred tax assets		12,526,173
Valuation allowance		(12,526,173)
Net deferred tax asset (liability)	$	-

The Company has recorded a valuation allowance for the entire amount of the domestic net deferred tax assets due to the uncertainty surrounding the Company's ability to generate sufficient future taxable income to realize this asset.

At December 31, 2023, the Company has federal, states and foreign net operating loss ("NOL") carryforwards of approximately $33,175,000, $29,556,000 and $61,000, respectively. The federal losses incurred before 2017 and state loss carryforwards begin to expire in 2031, unless previously utilized. The federal losses incurred in 2018 and after will carryforward indefinitely. The foreign loss carryforwards begin to expire in 2026, unless previously utilized.

At December 31, 2023, the Company had federal and state research and development credit carryforwards of approximately $683,000 and $908,000, respectively. The federal research and development credits will begin to expire in 2033 and the state credits will carry over indefinitely.

NOTE K – INCOME TAXES (CONTINUED)

Utilization of the domestic NOL and R&D credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 and 383 of the Internal Revenue Code of 1986 (the "Code"), as amended, as well as similar state and foreign provisions.

These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an" ownership change" as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentages of the outstanding stock of a company by certain stockholders.

Upon the occurrence of an ownership change under Section 382 as outlined above, utilization of the NOL and R&D credit carryforwards are subject to an annual limitation under Section 382 of the Code, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term, tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization. The Company has raised capital since 2011 through the issuance of capital stock and this and future issuances of capital stock could result in an ownership change. However, due to the existence of the valuation allowance for deferred tax assets, any potential change in ownership will not impact the Company's effective tax rate.

The Company applies the provisions set forth in FASB Topic 740 to account for the uncertainty of income taxes. In the preparation of its income tax returns in federal, state, and foreign jurisdictions, the Company asserts certain income tax positions based on its understanding and interpretation of income tax laws. The taxing authorities may challenge such positions, and the resolution of such matters could result in recognition of income tax expense in the Company's consolidated financial statements. Management believes it has used reasonable judgments and conclusions in the income tax returns.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company had no accrual for interest and penalties on the Company's balance sheet and has not recognized interest and/or penalties in the statement of operations for the year ended December 31, 2023.

Uncertain tax positions are evaluated and based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgement based upon new formation may lead to changes in recognition, derecognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities, or expiration of a statute of limitations barring an assessment for an issue. As of December 31, 2023, the Company had $1,045,000 of unrecognized tax benefits.

NOTE K – INCOME TAXES (CONTINUED)

Due to the existence of the valuation allowance, future changes in unrecognized tax benefits will not impact the Company's effective tax rate.

The Company is subject to taxation in the United States, various state jurisdictions and Cyprus. The Company's tax years from inception are subject to examination by the United States and state authorities due to the carry forward of unutilized NOLs and R&D credits. The Company does not expect the total amount of unrecognized tax benefits to change significantly in the next 12 months.

NOTE L – GOING CONCERN

The Company's consolidated financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has not generated sufficient revenues to date and has accumulated losses to date. In addition to this, as discussed in Note I, the Company needs to restructure its debt obligation. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern.

In view of these matters, continuation as a going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to, meets its financial requirements, raise additional capital, and the success of its future operations. The consolidated financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

NOTE M – SUBSIDIARY

Summary information on Cyprus for the year ended December 31, 2023, is as follows:

Revenues	$	10,999
Finance costs		(41)
Administrative expenses		(33,869)
Net loss	$	(22,911)

NOTE N – LEGAL

Legal issues arise from time to time in the normal course of business. Management believes that any potential outcome, of pending litigation, would not be material to the overall consolidated financial statements.

NOTE O – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the consolidated financial statements were available to be issued on May 3, 2024.